UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras concludes the sale of Breitener Energética S.A.

—

Rio de Janeiro, November 10, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 08/27/2021, informs that it concluded today the sale of its entire 93.7% equity stake in Breitener Energética S.A. (Breitener), located in the state of Amazonas, to Breitener Holding Participações S.A., a wholly owned subsidiary of Ceiba Energy LP, which is backed by Denham Capital, a global sustainable infrastructure, energy and resources focused investment firm.

After the fulfillment of all precedent conditions, the operation was concluded with the payment of R$ 248 million to Petrobras, including the adjustments provided for in the contract. In addition to this amount, R$ 53 million will be a contingent payment, linked to Breitener's future remuneration on the sale of energy, totaling the value of the operation at R$ 301 million.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, aiming at the maximization of value and greater return to society.

About Breitener

Breitener is a closed corporation, which owns, administers and manages Breitener Tambaqui S.A. and Breitener Jaraqui S.A., which are companies specialized in the production and commercialization of power energy.

Breitener Tambaqui S.A. and Breitener Jaraqui S.A. own the Tambaqui and Jaraqui power plants, located in Manaus-AM, with installed capacity of 155.8 MW and 156.7 MW, respectively.

About Ceiba Energy LP

Founded in 2015, Ceiba Energy is an owner, developer, and operator of power generation assets in Latin America. In particular, the company focuses especially on providing renewable, low-carbon, and sustainable power generation.

The Ceiba management team brings an in-depth understanding of Latin American power markets and assets. The team has more than 80-years of combined power generation and energy infrastructure experience in Latin America and emerging markets.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer